Filed Pursuant to Rule 433

Registration Statement No. 333-186548

Pricing Term Sheet

March 12, 2013

Union Pacific Corporation

2.750% Notes due 2023

Issuer:	Union Pacific Corporation
Size:	$325,000,000
Maturity:	April 15, 2023
Coupon:	2.750%
Price to Public:	99.396% of face amount
Yield to Maturity:	2.819%
Spread to Benchmark Treasury:	+80 basis points
Benchmark Treasury:	UST 2.000% due February 15, 2023
Benchmark Treasury Yield:	2.019%
Interest Payment Dates:	April 15 and October 15, commencing on October 15, 2013
Redemption Provisions:
Make-Whole Call:	At any time prior to January 15, 2023 at the greater of 100% or the make-whole amount at a discount rate equal to the Treasury Rate plus 15 basis points plus accrued and unpaid interest to the date of repurchase.
Par Call:	At any time on or after January 15, 2023 at 100% plus accrued and unpaid interest to the date of repurchase.
Change of Control:	Upon the occurrence of a Change of Control Repurchase Event, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase.
Trade Date:	March 12, 2013
Settlement Date:	March 15, 2013 (T+3)
CUSIP / ISIN:	907818 DN5 / US907818DN57
Denominations:	$1,000 x $1,000
Ratings (Moody’s / S&P):	Baa1 / A-
Underwriters:

Joint Book-Running Managers:

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                       Incorporated

Senior Co-Managers:

Barclays Capital Inc.

Credit Suisse Securities (USA) LLC

Morgan Stanley & Co. LLC

Co-Managers:

Mitsubishi UFJ Securities (USA), Inc.

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Mizuho Securities USA Inc.

PNC Capital Markets LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc., toll-free at 1-800-831-9146, calling J.P. Morgan Securities LLC, collect at 1-212-834-4533, or calling Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at 1-800-294-1322.

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